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Exhibit 12.1

COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Preferred Distributions
(all dollar amounts in thousands)

	Year Ended December 31,
Description
	2002	2001	2000	1999	1998
Fixed Charges:
Interest expense	$65,265	$71,397	$71,855	$57,211	$52,063
Capitalized interest	8,064	10,608	9,553	8,664	3,727
Debt costs amortization	3,636	1,321	1,224	2,100	958
Distributions to preferred unitholders	8,873	8,873	8,873	7,588	0

Total Fixed Charges	$85,838	$92,199	$91,505	$75,563	$56,748
Preferred Share Distributions	$15,565	$13,407	$10,940	$10,943	$10,938
Earnings Plus Fixed Charges:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, or gains on sale of properties	$68,004	$69,230	$69,678	$75,814	$68,685
Amortization of interest capitalized	1,500	1,300	1,100	900	700
Interest capitalized	(8,064)	(10,608)	(9,553)	(8,664)	(3,727)
Distributed income of equity investees	5,420	2,746	4,062	8,678	854
Combined Fixed Charges and preferred distributions	101,403	92,199	91,505	75,563	56,748

Total Earnings plus Fixed Charges	$168,263	$154,867	$156,792	$152,291	$123,260
Ratio of Earnings to Combined Fixed Charges and Preferred distributions	1.7	1.5	1.5	1.8	1.8

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  Exhibit 12.1
COLONIAL PROPERTIES TRUST Ratio of Earnings to Fixed Charges and Preferred Distributions (all dollar amounts in thousands)